SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1996

                     Citizens Utilities 401(k) Savings Plan
                            (Full title of the Plan)

                           Citizens Utilities Company
                   High Ridge Park, Stamford, Connecticut 06905
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


                        Commission File Number 001-11001

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed by the duly authorized undersigned thereunto duly authorized.

Date:    June 26, 1997           By:      Citizens Utilities Company,
                                          Plan Administrator of the
                                          Citizens Utilities 401(k)
                                          Savings Plan

                                 By:      Livingston E. Ross
                                          Livingston E. Ross
                                          Vice President and Controller

                     Citizens Utilities 401(k) Savings Plan
                   Index to Financial Statements and Schedules





                                                                          Page
                                                                          ----

Independent Auditors' Report                                                3

Financial Statements:
   Statements of Net Assets Available for Benefits
            December 31, 1996 and 1995                                      4

   Statement of  Changes in Net Assets Available for Benefits with Fund
            Information for the Year Ended  December 31, 1996               5

   Notes to Financial Statements                                          6-10

Schedules:*

  I -Item 27a - Schedule of Assets Held for Investment Purposes            11

 II -Item 27d - Schedule of Reportable Transactions for the
     Year Ended December 31, 1996                                          12


Independent Auditors' Consent                                        Exhibit 23













*Certain schedules omitted due to absence of conditions under which they are required.

                          Independent Auditors' Report
                          ----------------------------


Citizens Utilities Company, Plan Administrator  of the
Citizens Utilities 401(k) Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Citizens Utilities 401(k) Savings Plan as of December 31, 1996 and 1995, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996 and the supplemental schedules. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Items 27a-Schedule of Assets Held for Investment Purposes, and Item 27d-Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                KPMG PEAT MARWICK LLP



New York, New York
June 26,1997

                     Citizens Utilities 401(k) Savings Plan
                 Statements of Net Assets Available for Benefits
                          at December 31, 1996 and 1995


Assets                                                     1996         1995
------                                                     ----         ----
Investment:
    Stock Fund - at market value
        (Cost $10,880,851 in 1996 and $8,418,006 in 1995)  $9,901,993   $ 8,247,322

    Guaranteed Income Fund - at contract value              7,077,374     5,387,403

    Equity Fund - at market value
        (Cost $4,277,123 in 1996 and $2,698,976 in 1995)    5,640,835     3,310,371

    Bond Fund - at market value
        (Cost $698,325 in 1996 and $527,125  in 1995)         717,570       558,131

    Loans receivable                                          841,723       571,119

    Cash and cash equivalents                                  87,646       324,489

Employer's contribution receivable                            620,673       669,028
Participants' contribution receivable                         299,177       292,817
Other receivables                                              98,963        62,377
                                                          -----------   -----------
          Total Assets                                    $25,285,954   $19,423,057
                                                          -----------   -----------

Liabilities
-----------
Account Payable                                                  --            --
                                                          -----------   -----------
          Total Liabilities                                      --            --
                                                          -----------   -----------
          Net Assets Available for Benefits               $25,285,954   $19,423,057
                                                          ===========   ===========



See accompanying notes to financial statements


                     Citizens Utilities 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits with Fund Information
                          Year Ended December 31, 1996


                                           Guaranteed
                                  Stock    Income        Equity       Bond
                                   Fund     Fund          Fund        Fund       Loans       Total
                                ---------  ----------  -----------  ---------  ---------  --------------

Investment Income:
    Dividends                $       --    $      --   $   118,275  $    --    $    --    $    118,275
    Interest                       21,877       40,781       8,302     47,344        775       119,079

Net (Depreciation)
 Appreciation in
 Fair Value of Investments       (580,114)     374,780     826,569    (10,324)      --         610,911

 Contributions:
     Participants'              1,383,548    1,078,553     885,025    163,461       --       3,510,587
     Employer                   1,230,912       10,194       4,078      1,265       --       1,246,449
                              -----------  -----------  ----------  ---------  ---------   -----------

     Total Contributions        2,614,460    1,088,747     889,103    164,726       --       4,757,036

Net transfers - other            (737,141)     (43,348)    559,103    (69,355)   290,741          --
Net transfers - loans               2,487        2,567       2,774        496     (8,324)         --

Distribution:
Benefits Paid to Participants    (117,631)    (133,319)    (58,281)    (6,675)   (17,782)     (333,688)
Participants' contributions
    used for life insurance
    premium payments               (1,702)      (1,790)       (350)      (104)      --          (3,946)
                             ------------  -----------  ----------   --------  ---------   -----------
       Total  Distribution       (119,333)    (135,109)    (58,631)    (6,779)   (17,782)     (337,634)
                             ------------  -----------  ----------   --------  ---------   -----------

Changes in Net Assets before
Transfers                       1,202,236    1,328,418   2,345,495    126,108    265,410     5,267,667
                             ------------  ----------- -----------  ---------  ---------   -----------

Transfers into Plan:
     ALLTEL Savings Plan          178,213      363,170      18,995     29,658      5,194       595,230

Net Assets
   Available for Benefits:
   Beginning of  year           9,354,282    5,492,319   3,429,304    576,033    571,119    19,423,057
                             ------------  ----------- -----------  ---------  ---------  ------------
   End of year               $ 10,734,731  $ 7,183,907 $ 5,793,794  $ 731,799  $ 841,723  $ 25,285,954
                             ============  =========== ===========  =========  =========  ============

                                     Page 5

                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


(1)      Description of the Plan
         -----------------------

          The following brief description of the Citizens Utilities Company (the "Company") 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

          a. General. Employees of the Company or its subsidiaries whose terms and conditions of employment are determined under collective bargaining agreements are entitled to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1996 there were 1,790 employees eligible to participate in the Plan and 1,638 are participating in the Plan. The Plan is subject to provisions of the Employee Retirement Act of 1974 (ERISA).

          b. Contributions. Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may continue to elect to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1996 the number of accounts in each fund option was as follows:


                                                Number of
                                                Accounts
                                                --------
             Investment Option:
                Stock Fund                       1,519
                Guaranteed Income Fund           1,058
                Equity Fund                        297
                Bond Fund                          739
              Loan Fund                            240
              Life Insurance                        12


          Certain  bargaining  units are  entitled  to receive a Company
          contribution   equal   to  50%  of  the   first   6%  of  each
          Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan. Effective July 1, 1993 the Company contributions are invested entirely in the Stock Fund, unless a participant is age 55 or older in which case they may elect to have the Company contribution invested in the same investments as their own contributions and may transfer previous Company contributions invested in Citizens Series B Common Stock Fund to other investment options.

          c. Participant accounts. Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant's account.

                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


         d. Vesting. Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants eligible for Company contributions become 100% vested in the Company contributions and the related earnings on the Company's contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                           Vested Percentage
                                           of Company
                                           Contributions and
         Years of Service                  Related Earnings
         ----------------                  ----------------
         Less than 2 years                           0%
         2 years but less than 3 years              40%
         3 years but less than 4 years              60%
         4 years but less than 5 years              80%
         5 years or more                           100%


         e. Investment options. The Plan provides participants with the following investment options: a Company Common Stock Series B Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund and Life Insurance. A description of each Fund follows:

         Stock Fund:

         The Stock Fund invests in shares of the Company's Common Stock Series B. Stock dividends are paid on Common Stock Series B in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statement of Changes in Net Assets Available for Benefits, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends were 50,184 in 1996 and 33,467 in 1995.

         Guaranteed Income Fund:

         Contributions to the Guaranteed Income Fund have been invested in the following Guaranteed Income Contracts:

                                                                                   Annual
                                                                                   Compound
                                                                         Maturity  Rate of
         Contribution Period  Guaranteed Income Contract Issuer          Date      Return
         -------------------  ---------------------------------          --------  ------

              Various         PNC Bank Guaranteed
                                    Investment Contract Fund                N/A    Various
         7/1/96 to 6/30/97    Principal Mutual Life Insurance Company     6/29/02   7.16%
               7/1/96         CIGNA                                       6/30/01   7.14%
         11/1/95 to 6/30/96   Allstate Life Insurance Company             6/30/00   6.14%
              1/18/95         Allstate Life Insurance Company             6/30/00   8.11%
              9/08/94         New York Life Insurance Company             6/30/99   7.11%
         7/1/94 to 6/30/95    John Hancock Mutual Life Insurance Company  6/30/98   6.94%
         7/1/93 to 6/30/94    Principal Mutual Life Insurance Company     6/30/99   5.60%
         7/1/92 to 6/30/93    Pacific  Mutual Life Insurance Company      6/10/97   7.30%
         7/1/91 to 6/30/92    General American Life Insurance  Company    6/30/96   8.30%

                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995

                 Participants in the Guaranteed Income Fund receive a blended interest rate calculated using a weighted average of contract assets and the above annual compound rates of return. The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.


                 Equity Fund:

                 Contributions to the Equity Fund are invested in the Index Trust 500 Portfolio managed by Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested. Prior to June 30, 1994, contributions were invested in Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The Equity TRAC's balance was transferred to the Vanguard Index Trust 500 Portfolio as of June 30, 1994.


                 Bond Fund:

                 Contributions to the Bond Fund are invested in the GNMA Bond Fund managed by Vanguard Group. The GNMA Bond Fund is primarily comprised of securities backed by the full faith and credit of the U.S. Government. Dividends are received in cash and are reinvested in additional Bond Fund shares.

                 Life Insurance:

                 Effective January 1, 1992 the life insurance option was no longer offered to existing and newly eligible participants. Prior to 1992, life insurance which may cover the participant, his/her spouse and dependent children, was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These Participants may continue to have up to 25% of their contributions used to pay all premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

         f. Participant Loans. Participants in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is approved and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note may be repaid in full or will be canceled and the Participant's distribution reduced by the amount of the outstanding loan balance.

                                 Citizens Utilities 401(k) Savings Plan
                                      Notes to Financial Statements
                                   Years Ended December 31, 1996 and 1995



         g. Payment of Benefits. Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. Prior to January 1, 1997, the distribution must have begun on or before April 1st of the calendar year following the year the Participant attained age 70 1/2. After December 31, 1996, the distribution must begin either on or before April 1st of the year following the year the participant attains age 70 1/2 or if the participant is still employed by the Company, on or before April 1st of the calendar year after the year in which the participant retires.

         h. Forfeitures. At December 31, 1996 and 1995, forfeited nonvested Company contribution totaled $4,663 and $658, respectively. These amounts are used to reduce the future obligation of the Company to make contributions to the Plan.

         i. Administration Costs. Plan administration costs are paid by the Company.


(2)      Summary of Accounting Policies
         ------------------------------

          (a)    Basis of  Accounting
                 --------------------
                 The financial statements of the Plan are prepared under the accrual method of accounting. The Fund Information reflected in the Statement of Changes in Net Assets includes the application of assets to the applicable funds as directed by the participants as of December 31, 1996 and 1995.

          (b)    Use of Estimate
                 ---------------
                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from these estimates.

          (c)    Investment Valuation,Income Recognition and Payment of Benefits
                 ---------------------------------------------------------------
                 The Plan's investments are stated at fair value, except for investment contracts in the Guaranteed Income Fund, which is valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.
                 Participant   notes  receivable  are  valued  at  cost,  which
                 approximates fair value.

                 Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date. Benefits are recorded when paid.

          (d)    Reclassifications
                 -----------------
                 Certain 1995 balances have been reclassified to conform to the 1996 presentation.

                     Citizens Utilities 401(k) Savings Plan
                          Notes to Financial Statements
                     Years Ended December 31, 1996 and 1995


(3) Investment of 5% or more of the Net Assets Available for Plan Benefits
    ----------------------------------------------------------------------

      At  December  31,  1996 the Plan had  $9,901,993,  $7,077,374,  $5,640,835
      invested in the Stock Fund, Guaranteed Income Fund and Equity Fund, respectively, which represents an Investment of 5% or more of the Net Assets Available for Plan Benefits.


(4)  Related Party Transactions
     --------------------------

      Certain Plan investments are shares of mutual funds managed by PNC. PNC is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Fees paid by the Company for investment management services amounted to $50,464 in 1996.


(5)  Transfer from Other Plans
     -------------------------

      Effective January 1, 1996, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in California became participants in the Plan. Effective April 1, 1996, participants in the acquired ALLTEL property in Nevada became participants in the Plan. Assets in the ALLTEL Savings Plan totaling $595,230 transferred to the Plan in 1996.


(6)   Termination of Plan
      -------------------

      The  termination  of  the  Plan  is  governed  by  collective   bargaining
      agreements and the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)   Tax Status
      ----------

      The Plan has received a favorable determination letter from the Internal Revenue Service dated January 25, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and the related trust is tax exempt under Section 501(a) of the Code.

                                                                     Schedule I

                     Citizens Utilities 401(k) Savings Plan
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Identity of Issuer,                                               Number    Cost or     Market or
Borrowers, Lesser,                                                 of       Contract    Contract
or Similar Party                      Description of Assets       Shares    Value       Value
--------------------------------      ---------------------       ------    -----       ------

                                      Stock Fund
                                      ----------
Citizens Utilities Company            Citizens Utilities Company
                                         Common Stock Series B    890,067   $10,880,851  $9,901,993
                                                                  =======   ===========  ==========

                                      Guaranteed Income Fund
                                      ----------------------
Allstate Life Insurance Company       Guaranteed Income Contract              1,010,480   1,010,480
Allstate Life Insurance Company       Guaranteed Income Contract                561,410     561,410
CIGNA                                 Guaranteed Income Contract                519,997     519,997
John Hancock Mutual Life Ins. Co.     Guaranteed Income Contract                921,593     921,593
New York Life Insurance Company       Guaranteed Income Contract              1,360,408   1,360,408
Pacific Mutual Life Insurance Company Guaranteed Income Contract                329,144     329,144
PNC Bank                              Guaranteed Income Fund                  1,220,412   1,220,412
Principal Mutual Life Ins. Company    Guaranteed Income Contract                390,786     390,786
Principal Mutual Life Ins. Company    Guaranteed Income Contract                763,144     763,144
                                                                              ---------   ---------
      Total Guaranteed Income                                      609,577   $7,077,374  $7,077,374
                                                                   =======   ==========  ==========

                                      Equity Fund
                                      -----------
Vanguard Group                        Vanguard Index Trust Fund     81,562   $4,277,123  $5,640,835
                                                                   =======   ==========  ==========

                                      Bond Fund
                                      ---------
Vanguard Group                        Vanguard GNMA Fund            70,212   $  698,325  $  717,570
                                                                   =======   ==========  ==========

                                      Loan Fund
                                      ---------
                                      Participants' Loans Receivable         $  841,723  $  841,723
                                                                             ==========  ==========

                                      Cash
                                      ----
Compass Capital                       Compass Capital Money Market Fund      $   87,646  $   87,646
                                                                             ==========  ==========



See Independent Auditors' Report

                                     Page 11


                                                                    Schedule II

                     Citizens Utilities 401(k) Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                      For Plan Year Ended December 31, 1996

                                                                                                           Current
                                                                                  Expenses                 Value of Asset
                                               Purchase      Selling    Lease     Incurred with  Cost of   on Transac-   Net Gain/
Issuer              Description of Asset       Price         Price      Rental    Transaction    Asset     tion Date     (Loss)
------              --------------------       -----------   --------   ------    -----------    --------  ----------    --------
Vanguard            Vanguard GNMA              $   297,871   $       -  $    -    $       -    $  297,871  $  297,871    $     -
Vanguard            Vanguard GNMA                        -     128,176       -            -       127,177     128,176        999

Vanguard            Vanguard Index Trust         2,225,492           -       -            -     2,225,492   2,225,492          -
Vanguard            Vanguard Index Trust                 -     721,595       -            -       664,521     721,595     57,074

Citizens Utilities  Citizens Utilities Company
Company                  Series B Common Stock   2,803,618           -       -            -     2,803,618   2,803,618          -

Citizens Utilities  Citizens Utilities Company
Company                  Series B Common Stock           -     575,264       -            -       616,463     575,264    (41,199)

PNC Bank            Investment Contract Fund     2,596,698           -       -            -     2,596,698   2,596,698          -
PNC Bank            Investment Contract Fund             -   1,956,928       -            -     1,928,287   1,956,928     28,641

PNC Bank            PNC Short Term
                        Investment Fund          3,210,875           -       -            -     3,210,875   3,210,875          -
PNC Bank            PNC Short Term
                        Investment Fund                  -   3,532,810       -            -     3,532,810   3,532,810          -

Allstate            Allstate                       863,122           -       -            -       863,122     863,122          -
Allstate            Allstate                             -     107,776       -            -       107,776     107,776          -

Compass Capital     Compass Capital
                        Money Market             3,103,351           -       -            -     3,103,351   3,103,351          -
Compass Capital     Compass Capital
                        Money Market                     -   2,945,343       -            -     2,945,343   2,945,343          -

Principal Mutual    Principal Mutual               759,067           -       -            -       759,067     759,067          -


See Independent Auditors' Report

                                     Page 12